Exhibit 99.1

Harry Winston Diamond Corporation Announces US$260 Million Luxury Brand Credit Facility

TORONTO, Aug. 30, 2012 /CNW/ - Harry Winston Diamond Corporation (TSX: HW, NYSE: HWD) (the "Company"), is pleased to announce that the Company's luxury brand subsidiary, Harry Winston Inc., has completed the refinancing of its senior secured revolving credit facility by entering into a new secured five year credit agreement for US$260.0 million with a consortium of banks led by Standard Chartered Bank.  The new facility has a maturity date of August 30, 2017.  There are no scheduled repayments required prior to maturity.  The new facility refinances and replaces the luxury brand's previous US$250.0 million credit facility, which had been scheduled to expire on March 31, 2013.  As with the previous agreement, Harry Winston Diamond Corporation has provided a US$20.0 million limited guarantee in respect of the new facility.  The facility is available to the luxury brand segment for general corporate purposes.

The amount available under the luxury brand segment's facility is subject to a borrowing base formula based on certain assets of the luxury brand segment.  The credit agreement contains affirmative and negative non-financial and financial covenants, which apply to the luxury brand segment. Loans under the credit facility can be either fixed rate loans or revolving line of credit loans.  The fixed rate loans bear interest within a range of 2.50% to 3.25% above LIBOR based upon a pricing grid determined by the fixed charge coverage ratio.  The revolving line of credit loans bear interest within a range of 1.50% and 2.25% above the bank's prime rate based upon a pricing grid determined by the fixed charge coverage ratio.

About Harry Winston Diamond Corporation
Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retail segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine.  The Company's luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Shanghai, Hong Kong, Singapore, Tokyo and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.

SOURCE: Harry Winston Diamond Corporation

%CIK: 0000841071

For further information:

please visit www.harrywinston.com or for investor information, visit http://investor.harrywinston.com.

Contacts:
Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@harrywinston.com
Ms. Laura Kiernan, Director, Investor Relations - (212) 315-7934 or lkiernan@harrywinston.com
Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@harrywinston.com

CO: Harry Winston Diamond Corporation

CNW 17:00e 30-AUG-12